December 23, 2010                                                                                     Via Facsimile and EDGAR

Daniel Duchovny
Special Counsel
Division of Corporate Finance
Office of Mergers & Acquisitions
Securities and Exchange Commission
Washington, D.C. 20549-3628

Re: Inland American Real Estate Investment Trust, Inc.
Schedule TO-T
Filed December 15, 2010 by Lapis Investment Business Trust
File No. 005-85811

Dear Mr. Duchovny:

We are responding to the comments in your letter dated December 22, 2010, regarding the above-referenced filing.  Set forth below are our responses numbered to correspond to your numbered comments.

1.
The bidder discloses that it has access to such lines of credit, but it does not intend to use those lines of credit to finance the offer.  The reference to which you refer applies to all other offers it may be making, and in other offers in the future it may intend to use such lines of credit.

2.
Your comment refers to the “last clause in the answer” but does not reference the question.  We believe you are referring to the question relating to the financial condition of the bidder.  We have not considered revisions to the answer, because the financial condition is not relevant to the selling shareholder so long as the statements made by us are true (which they are), that we have adequate resources to make payment for any and all shares tendered.  The only relevant consideration in that regard for shareholders is whether we have the cash to pay them; once they are paid, our financial condition is unimportant.

3.
See our response to comment #2.  The only relevant consideration for a selling shareholder is whether the bidder has the cash to pay them.  Financial statements would provide no further assurance to selling shareholders than our statement that we have approximately $40,000,000 in assets available to purchase the up to $4,000,000 in shares.

4.
The Staff’s own guidance recognizes that in situations where the bidder does not control the transfer process and the securities need to be transferred on the books and records of the issuer, prompt payment may be delayed to allow for the transfer process.  See Release No. 34-43069 (July 24, 2000).

5.	We are filing an amended Schedule TO-T to incorporate the missing information (Items 1003(c)(1), (3), and (4) were already included); we apologize for this oversight.

We acknowledge the Staff’s positions stated in the closing of its letter, and we do not take any specific issue with such positions, but we respectfully decline to make the statements requested. If the requested statements are accurate statements of applicable law, there is no reason to obtain from us any acknowledgment of the law for it to be enforceable.  If the statements go beyond the law applicable to us, or if they are the Staff’s interpretations of law, the Staff cannot require us to make statements that would be binding upon us or prejudicial to us.

Sincerely,

/s/ Kjerstin Hatch
Kjerstin Hatch

cc: Paul Derenthal, Esq.